UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the fiscal year ended April 30, 2009.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the transition period from              to

Commission File Number 1-13666

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Darden Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DARDEN RESTAURANTS, INC.

1000 Darden Center Drive

Orlando, Florida 32837

REQUIRED INFORMATION

The following financial statements for the plan are being furnished herewith:

Report of Independent Registered Public Accounting Firm.

Audited Statement of Net Assets Available for Benefits as of April 30, 2009 and April 30, 2008, prepared in accordance with the financial reporting requirements of ERISA.

Audited Statement of Changes in Net Assets Available for Benefits for the years ended April 30, 2009 and April 30, 2008, prepared in accordance with the financial reporting requirements of ERISA.

Notes to Financial Statements.

Schedule 1 – Schedule of Assets (Held at End of Year) April 30, 2009.

Schedule 2 – Schedule of Reportable Transactions, Year Ended April 30, 2009.

DARDEN SAVINGS PLAN

Financial Statements and Supplemental Schedules

April 30, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

DARDEN SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Benefit Plans Committee

Darden Restaurants, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Darden Savings Plan (the Plan) as of April 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG

October 26, 2009
Orlando, FL
Certified Public Accountants

DARDEN SAVINGS PLAN

Statement of Net Assets Available for Benefits

April 30, 2009

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Assets:
Investments, at fair value (note 6):
Short-term investments	$1,062,729	512,277	1,575,006
RiverSource Trust Stable Capital Fund II	69,680,425	—	69,680,425
EuroPacific Growth Fund	23,727,751	—	23,727,751
Aston/TAMRO Small Cap I	23,616,764	—	23,616,764
Pimco Total Return Fund	21,051,287	—	21,051,287
Davis New York Venture Fund	8,885,967	—	8,885,967
Harbor Capital Appreciation Fund	7,823,622	—	7,823,622
Vanguard Institutional Index Fund	34,062,596	—	34,062,596
Vanguard Target Retirement Funds	18,709,510	—	18,709,510
Vanguard Strategic Equity Fund	7,540,055	—	7,540,055
Vanguard Total Bond Market Index	463,331	—	463,331
Vanguard Extended Market Index	131,657	—	131,657
Vanguard Total International Stock Index	119,367	—	119,367
Common stock of Darden Restaurants, Inc. – allocated	29,048,475	139,739,724	168,788,199
Common stock of Darden Restaurants, Inc. – unallocated	—	81,407,237	81,407,237

Total investments	245,923,536	221,659,238	467,582,774

Receivables:
Employer contribution	109,524	64,688	174,212
Accrued dividend and interest	161,343	1,203,570	1,364,913

Total receivables	270,867	1,268,258	1,539,125

Participant loans	13,589,105	—	13,589,105

Total assets	259,783,508	222,927,496	482,711,004

Liabilities:
ESOP loan	—	13,205,954	13,205,954
Interest payable	—	4,409	4,409

Total liabilities	—	13,210,363	13,210,363

Net assets available for benefits	$259,783,508	209,717,133	469,500,641

Number of participants (unaudited)	62,353	13,502

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN

Statement of Net Assets Available for Benefits

April 30, 2008

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Assets:
Investments, at fair value:
Short-term investments	$1,152,808	1,195,731	2,348,539
RiverSource Trust Stable Capital Fund II	56,439,098	—	56,439,098
Pimco Total Return Fund	14,608,867	—	14,608,867
RiverSource Trust Equity Index Fund I	52,655,730	—	52,655,730
T. Rowe Price Small Cap Stock Fund	30,761,695	—	30,761,695
EuroPacific Growth Fund	38,013,946	—	38,013,946
Harbor Capital Appreciation Fund	6,053,599	—	6,053,599
Davis New York Venture Fund	11,149,735	—	11,149,735
Vanguard Target Retirement Funds	14,413,954	—	14,413,954
Vanguard Strategic Equity Fund	7,468,504	—	7,468,504
Common stock of Darden Restaurants, Inc. – allocated	27,484,910	137,728,579	165,213,489
Common stock of Darden Restaurants, Inc. – unallocated	—	105,088,697	105,088,697

Total investments	260,202,846	244,013,007	504,215,853

Receivables:
Participant contributions	420,862	—	420,862
Employer contribution	—	121,103	121,103
Accrued dividend and interest	144,131	1,252,767	1,396,898

Total receivables	564,993	1,373,870	1,938,863

Participant loans	11,781,478	—	11,781,478

Total assets	272,549,317	245,386,877	517,936,194

Liabilities:
ESOP loan	—	17,109,954	17,109,954
Interest payable	—	21,858	21,858

Total liabilities	—	17,131,812	17,131,812

Net assets available for benefits	$272,549,317	228,255,065	500,804,382

Number of participants (unaudited)	53,414	11,861

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended April 30, 2009

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net (depreciation) appreciation in fair value of investments	$(55,858,468)	1,295,446	(54,563,022)
Dividends and interest	4,471,568	5,037,081	9,508,649

Net investment (loss) income	(51,386,900)	6,332,527	(45,054,373)

Participant loan activity during the year:
Interest	991,391	—	991,391

Total loan activity	991,391	—	991,391

Contributions:
Participants	28,769,915	—	28,769,915
Employer	—	2,482,327	2,482,327

Total contributions	28,769,915	2,482,327	31,252,242

Total (reductions) additions, net	(21,625,594)	8,814,854	(12,810,740)

Deductions from net assets attributed to:
Benefits paid to participants	(22,772,125)	(18,754,840)	(41,526,965)
Interest expense	—	(338,227)	(338,227)
Administrative expenses	(298,000)	(572,226)	(870,226)
Transfers between funds	7,687,493	(7,687,493)	—

Total deductions, net	(15,382,632)	(27,352,786)	(42,735,418)

Transfer from RARE Hospitality Plan	24,242,417	—	24,242,417

Net decrease	(12,765,809)	(18,537,932)	(31,303,741)

Net assets available for benefits:
Beginning of year	272,549,317	228,255,065	500,804,382

End of year	$259,783,508	209,717,133	469,500,641

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended April 30, 2008

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(13,733,954)	(46,179,053)	(59,913,007)
Dividends and interest	8,337,360	5,400,029	13,737,389

Net investment loss	(5,396,594)	(40,779,024)	(46,175,618)

Participant loan activity during the year:
Interest	946,299	—	946,299

Total loan activity	946,299	—	946,299

Contributions:
Participants	24,778,967	—	24,778,967
Employer	—	73,779	73,779

Total contributions	24,778,967	73,779	24,852,746

Total additions (reductions), net	20,328,672	(40,705,245)	(20,376,573)

Deductions from net assets attributed to:
Benefits paid to participants	(31,057,979)	(32,561,093)	(63,619,072)
Interest expense	—	(986,034)	(986,034)
Administrative expenses	(523,290)	(56,967)	(580,257)
Transfers between funds	8,231,956	(8,231,956)	—

Total deductions, net	(23,349,313)	(41,836,050)	(65,185,363)

Net decrease	(3,020,641)	(82,541,295)	(85,561,936)

Net assets available for benefits:
Beginning of year	275,569,958	310,796,360	586,366,318

End of year	$272,549,317	228,255,065	500,804,382

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2009 and 2008

(1) Description of the Plan

The following description of the Darden Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Darden Restaurants, Inc. (Company). The Plan, as amended, was originally established in June 1973. The Plan covers certain employees of the Company’s operating and administrative subsidiaries, and their divisions and affiliates who are age 21 or older, regardless of their length of service. The Plan also allows allocation of Company shares in the ESOP Fund (an employee stock ownership component of the Plan) for payment of incentive bonuses earned by certain restaurant management and Restaurant Support Center administrative employees that have at least five years of service with the Company, its subsidiaries or affiliates.

The Plan allows participants to immediately transfer ESOP Funds credited to their accounts to any of the Plan’s other investment funds. Effective March 2004, the Plan was amended to temporarily suspend the allocation of Company shares in the ESOP Fund for incentive bonuses earned by restaurant management through August 2004 and then restrict the allocation of Company shares in the ESOP Fund for payment of incentive bonuses to individuals who were classified as qualified managers under the Plan as of May 31, 2003. This amendment also disallowed the allocation of Company shares in the ESOP Fund for payment of incentive bonuses earned by certain Restaurant Support Center administrative employees effective March 2004. The Plan was amended effective January 1, 2008 to allow the Plan to pay Plan expenses with dividends on unallocated shares of Company Stock to the extent they are not used for repayment of principal and interest on acquisition loans.

Eligible employees may elect to make primary contributions to the Plan ranging from 1% to 6% of their eligible compensation for each year on an after-tax or before-tax basis. Participants electing to contribute 6% may also elect to make unmatched contributions equal to between 1% and 19% of their eligible compensation for the year. The Company makes quarterly variable contributions to the Plan ranging from 25% to 120% of the primary contribution percentages made by the participants. The Company contribution varies depending on the Company’s operating results and eligibility of the Participant. Certain operations employees are limited to make primary contributions to the Plan ranging from 1% to 5% of their eligible compensation for each year on an after-tax or before-tax basis. These Participants electing to contribute 5% may also elect to make unmatched contributions equal to between 1% and 15% of their eligible compensation for the year. The Company makes quarterly match contributions to these Participants equal to 50% of their primary contribution percentage not to exceed the annual IRS limits. Plan matching provisions become effective for participants upon completion of 12 months of service and accumulation of 1,000 hours of service in an anniversary year. Income earned by the Plan is allocated to participants’ accounts based on their relative account balances.

On termination of service due to death, disability, retirement, induction into the Armed Forces of, or service with, the United States Government, or involuntary separation or elimination of position due to a sale, destruction, shut-down, or closing out of an activity or facility, a participant shall be entitled to a distribution of the total value of his or her account. All other terminating participants, including those who terminate service due to other reasons, will receive a lump sum distribution of their vested account balance if such balance is $1,000 or less (note 3). Terminating participants having vested account balances greater

6	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2009 and 2008

than $1,000 may elect either to receive a lump sum distribution or to leave their accounts in the Plan until attainment of age 65. Effective October 2003, the Plan was amended to allow the Plan to charge a quarterly fee to terminated participants who leave their accounts in the Plan. All benefits are recorded when paid.

On October 1, 2007, the Company acquired RARE Hospitality International, Inc. (RARE), which is the trustee of the RARE Hospitality International, Inc. Savings Plan (RARE Savings Plan). In July 2008, the assets of the RARE Savings Plan were merged with the assets of the Plan. The RARE Savings Plan has been included in the statement of changes in net assets beginning on July 1, 2008. All of the assets from the RARE Savings Plan totaling $24,242,417 were transferred to the Plan by July 1, 2008.

Effective June 1, 2008, the Company amended the Plan to allow for an additional non-elective Company contribution to eligible employees hired/rehired on or after June 1, 2008. This Company provided contribution is referred to as the Darden Savings Plan-Retirement Plus Contribution (DSP-RPC), and is intended to take the place of the cash balance portion of the Retirement Income Plan for Darden Restaurants, Inc. (RIP), which was frozen on June 1, 2008. Eligible employees who were participants in the RIP had a one time irrevocable election to move to the DSP-RPC. Individuals who elected the DSP-RPC transferred to this Plan effective October 1, 2008. To be eligible for participation in the DSP-RPC, salaried employees must be at least 21 years of age and complete one year of service. Employees need not make contributions to the Plan to be eligible to receive the DSP-RPC. Eligible employees are automatically enrolled in the Plan for DSP-RPC purposes. This contribution is fully funded by the Company and follows the Plan vesting schedule. Eligible employees receive quarterly contributions equal to 1.5% of earnable compensation.

In addition, the Plan was amended: (1) to allow for the merger of the RARE Savings Plan effective July 1, 2008, (2) to allow individuals who were eligible to participate in the RARE Savings Plan as of such date to participate in the Plan, and (3) to clarify other administrative provisions in the Plan.

Effective January 1, 2009 the Company ceased making DSP Advantage Allocations to the Plan. Further, the Plan was amended to provide that dividends on unallocated shares of Company Stock that are in excess of ESOP loan requirements and Plan expenses may be used to fund the DSP-RPC.

Wachovia Retirement Services (Trustee), a division of Wachovia Bank, N.A., serves as trustee and administrator of the Plan. Wachovia Bank, N.A. is wholly-owned by Wells Fargo & Company.

Each participant is entitled to exercise voting rights attributable to the common stock of the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by a participant and any unallocated shares in the same proportion as votes received.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

The Plan accounts for certain changes in net assets as follows:

•

Dividends and interest, net realized and unrealized gains or losses and administrative expenses of the Participant Directed Funds (excluding Company Common Stock Fund) are recognized by the Plan only as they are reflected in the Plan’s proportionate share of net increases (decreases) in the fair value of the respective funds; and

7	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2009 and 2008

•	Net realized gains or losses are recognized by the Plan upon the sale of investment securities on the basis of weighted average cost.

(b) Investments

Plan investments are recorded at fair value. Shares of common stock are valued at closing market prices and mutual funds are valued at the net asset value of shares held by the Plan at year end. Unitized funds are valued at the net asset value of units of the pooled fund held by the Plan at year end. Short-term investments are stated at cost, which approximates fair value. Investments in common collective trusts are carried at fair value based on the fair value of the underlying securities in which the account is invested.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements and schedules.

As of April 30, 2009, 54% of the Plan’s investments are in the common stock of the Company. Accordingly, changes in the value of the Company’s common stock could have a greater effect on the Plan’s financial statements than other Plan investments.

(c) Participant Loans

Participants may borrow from their vested account as follows: a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months even if repaid; 50% of their vested account balance; or the vested balance in the participant’s account excluding amounts in the ESOP Fund. The loan amount may not result in loan repayments that exceed 50% of the participant’s 13 week average net take-home pay. Loan repayment terms generally may not exceed 5 years. The loans are secured by the balance in the participant’s account and bear market rates of interest. Principal and interest is paid through payroll deductions and may be repaid in full at any time without penalty. Participant loans are carried at amortized cost.

(d) Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

8	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2009 and 2008

(e) Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation.

(3) Forfeitures and Vesting

Vested rights to Company contribution amounts accrue at a rate of 5% per quarter beginning with the participant’s fifth quarter of service. Forfeitures of nonvested Company contributions to the Plan can be used in the following order of priority: cover administrative expenses incurred by the Plan, reinstate previously forfeited amounts to rehired employees and cover Company matching contributions. During the 2009 and 2008 Plan years, $250,093 and $474,786, respectively, of forfeitures were used to cover administrative expenses of the Plan. No forfeited funds were used to cover Company contributions during 2009 or 2008.

(4) Choice of Investments

As of April 30, 2009, participant contributions to the Plan may be directed to 18 basic investment alternatives: RiverSource Trust Stable Capital Fund II, EuroPacific Growth Fund, Aston/TAMRO Small Cap I, PIMCO Total Return Fund, Davis New York Venture Fund, Harbor Capital Appreciation Fund, Vanguard Institutional Index Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement Income Fund, Vanguard Strategic Equity Fund, Vanguard Total Bond Market Index, Vanguard Extended Market Index, Vanguard Total International Stock Index, and Company Common Stock Fund. All Employer Contributions are initially invested in the Darden ESOP Stock Fund; however, participants may set up a separate automatic investment fund election to diversify their Company match to other investment options in the Plan.

9	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2009 and 2008

(5) Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at April 30, 2009 and 2008:

	2009	2008
Investments at fair value:
RiverSource Trust Stable Capital Fund II, 3,231,631 and 2,713,515 shares at April 30, 2009 and 2008, respectively	$69,680,425	56,439,098

Vanguard Institutional Index Fund, 426,049 and 0 shares at April 30, 2009 and 2008, respectively	34,062,596	—

EuroPacific Growth Fund, 834,896 and 778,177 shares at April 30, 2009 and 2008, respectively	23,727,751	38,013,946

Aston/TAMRO Small Cap I, 1,770,372 and 0 shares at April 30, 2009 and 2008, respectively	23,616,764	—

RiverSource Trust Equity Index Fund I, 0 and 1,167,688 shares at April 30, 2009 and 2008, respectively	—	52,655,730

T. Rowe Price Small Cap Stock Fund, 0 and 1,081,255 shares at April 30, 2009 and 2008, respectively	—	30,761,695

Common stock of Darden Restaurants, Inc. (including $221,146,961 and $242,817,276 of non-participant directed funds at April 30, 2009 and 2008, respectively), 6,767,526 and 7,597,026 shares at April 30, 2009 an 2008, respectively	250,195,436	270,302,186

Total dividends received by the Plan from the common stock of the Company for the years ended April 30, 2009 and 2008 were $5,673,874 and $5,683,997, respectively.

10	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2009 and 2008

The Plan’s investments appreciated (depreciated) in value, net, as follows:

	2009	2008
RiverSource Trust Stable Capital Fund II	$2,300,116	2,527,079
Vanguard Institutional Index Fund	(2,218,401)	—
EuroPacific Growth Fund	(16,226,505)	(1,091,001)
Aston/TAMRO Small Cap I	979,767	—
Pimco Total Return Fund	814,859	1,272,134
Vanguard Target Retirement Funds	(5,434,704)	(390,662)
Davis New York Venture Fund	(4,958,405)	(611,952)
Harbor Capital Appreciation Fund	(2,638,356)	43,213
Vanguard Strategic Equity Fund	(4,606,704)	(2,217,702)
Vanguard Total Bond Market Index	3,660	—
Vanguard Extended Market Index	11,457	—
Vanguard Total International Stock Index	6,267	—
RiverSource Trust Equity Index Fund I	(16,721,548)	(2,717,756)
T. Rowe Price Small Cap Stock Fund	(9,550,516)	(7,599,907)
Common stock of Darden Restaurants, Inc.	2,380,545	(2,947,400)
ESOP Fund	1,295,446	(46,179,053)

Total	$(54,563,022)	(59,913,007)

(6) Fair Value Measurement

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, Fair Value Measurements. FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which permits a one-year deferral for the implementation of FASB Statement No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. We elected to defer adoption of FASB Statement No. 157 for such items and we do not currently anticipate that full adoption in fiscal 2010 will materially impact our net assets available for benefits.

On May 1, 2008, we adopted the provisions of FASB Statement No. 157 related to financial assets and liabilities measured at fair value in the financial statements on a recurring basis. FASB Statement No. 157 establishes a hierarchal framework that prioritizes the inputs used in measuring assets and liabilities at fair value. The fair value of our financial instruments is based on the closing market prices of the instruments when applicable, or alternatively, valuations utilizing market data and other observable inputs, inclusive of the risk of nonperformance.

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

11	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2009 and 2008

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs.

Level 3 — Significant inputs that are generally less observable from objective sources. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value.

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2009:

	Fair value of assets at April 30, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock	$250,195,436	250,195,436	—	—
Mutual Funds	124,617,289	124,617,289	—	—
Unitized Funds	21,514,618	—	21,514,618	—
Common Collective Trust	69,680,425	—	69,680,425	—

Total	$466,007,768	374,812,725	91,195,043	—

(7) Common Stock of Darden Restaurants, Inc.

At April 30, 2009 and 2008, the fair value of the shares held in participant directed accounts was $29,048,475 (785,731 shares) and $27,484,910 (772,482 shares), respectively. Participants should refer to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(8) ESOP Fund

The ESOP Fund consists of common stock of the Company and cash, which is held in short-term investments. All amounts credited to participants’ ESOP accounts will be invested in the ESOP Fund. Participants are able to immediately transfer ESOP funds credited to their accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.

At April 30, 2009 and 2008, the ESOP Fund consists of 5,981,795 and 6,824,544 shares, respectively, of the Company’s common stock. Of the total shares held by the ESOP Fund, 3,779,814 shares at April 30, 2009 and 3,870,955 shares at April 30, 2008 of Company common stock have been allocated to individual participant accounts. The remaining 2,201,981 shares at April 30, 2009 and 2,953,589 shares at April 30, 2008 of Company common stock, which are held by the Trustee, are unallocated (suspense) shares reserved for future Company matching contributions and incentive bonuses to individuals who were classified as qualified managers under the Plan as of May 31, 2003. The shares become available for

12	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2009 and 2008

allocation to participants’ accounts as ESOP loan principal and interest is paid. At April 30, 2009, the fair value of the 2,201,981 unallocated Company shares was $81,407,237 and the fair value of the 3,779,814 allocated shares was $139,739,724. At April 30, 2008, the fair value of the 2,953,589 unallocated Company shares was $105,088,697 and the fair value of the 3,870,955 allocated shares was $137,728,579. Cash dividends on unallocated shares of Company stock can be used to repay promissory notes, pay Plan expenses, or fund the DSP-Retirement Plus Contributions.

In October 2007, the ESOP paid the Company in full for one of its outstanding promissory notes. The ESOP Fund has two remaining promissory notes payable to the Company, with outstanding principal balances of $11,600,000 and $1,605,954 as of April 30, 2009 and $15,504,000 and $1,605,954 as of April 30, 2008. The notes bear interest at variable rates payable on a monthly, bi-monthly, or quarterly basis at the discretion of the Company. As of April 30, 2009 and 2008, the interest rate on the notes was .907% and 3.066%, respectively. No principal payments on the remaining notes are required until the due dates, December 15, 2014 and December 31, 2018, respectively. Any or all of the principal may be prepaid at any time. For the years ended April 30, 2009 and 2008, the ESOP Fund made principal payments of $3,904,000 and $3,683,000, respectively.

(9) Related Party Transactions

Certain plan investments are in common stock of the Company and money market funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. The Company pays the Trustee’s administrative and trustee fees. Such fees, net of plan forfeitures and fees paid by terminated participants used to cover plan expenses, were $319,107 and $553,446 for the years ended April 30, 2009 and 2008, respectively.

Certain plan assets are loans to participants who are employees of the Company; therefore, these transactions qualify as party-in-interest transactions. Terminated participants that elect to leave their accounts in the Plan are required to pay quarterly fees therefore; these transactions also qualify as party-in-interest transactions. Fees paid by terminated participants were $69,013 and $78,660 for the years ended April 30, 2009 and 2008, respectively.

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to Form 5500:

	2009	2008
Net assets available for benefits per the accompanying financial statements	$469,500,641	500,804,382
Participant loans – deemed distributions	(276,361)	(195,096)

Net assets available for benefits per Form 5500	$469,224,280	500,609,286

13	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2009 and 2008

The following is a reconciliation of total reductions, net, per the accompanying financial statements to Form 5500:

	2009	2008
Total reductions, net, per the accompanying financial statements	$(12,810,740)	(20,376,573)
Interest income on deemed distributed loans	5,229	7,298

Total reductions per Form 5500	$(12,805,511)	(20,369,275)

The following is a reconciliation of total deductions, net, per the accompanying financial statements to Form 5500:

	2009	2008
Total deductions, net, per the accompanying financial statements	$42,735,418	65,185,363
Amounts allocated to withdrawing participants at beginning of year	—	(126,050)
Deemed distributed loans offset by total distributions	(57,388)	(39,680)
Change in deemed loans	143,882	164,434

Total deductions per Form 5500	$42,821,912	65,184,067

(11) Tax Status

The Plan obtained its latest determination letter on July 15, 2002, in which the Internal Revenue Service stated that the Plan, as designed through November 13, 2001, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, the Plan qualifies under Sections 401(a) and 4975(e)(7) and the related trust is tax exempt as of April 30, 2009. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

14	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2009 and 2008

(12) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Plan by either the Company or the participants, participants would become fully vested in their employer contributions and the related Plan trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses. Any unallocated leveraged shares in the ESOP Fund would be sold to the Company or on the open market. The proceeds of such sale would be used to satisfy any outstanding acquisition loans and the balance of any amounts remaining would be allocated to each participant in proportion to each participant’s ESOP account balance to the total of all ESOP account balances.

15

DARDEN SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

April 30, 2009

Issuer	Face amount or number of units	Cost	Current value
Common stock of Darden Restaurants, Inc.*, **	6,767,526	$50,232,178	250,195,436
RiverSource Trust Stable Capital Fund II	3,231,631	64,074,645	69,680,425
EuroPacific Growth Fund	834,896	31,352,655	23,727,751
Aston/TAMRO Small Cap I	1,770,372	22,489,753	23,616,764
Pimco Total Return Fund	1,745,850	19,889,215	21,051,287
Davis New York Venture Fund	376,364	12,138,268	8,885,967
Harbor Capital Appreciation Fund	308,990	9,632,564	7,823,622
Vanguard Institutional Index Fund	426,049	35,992,349	34,062,596
Vanguard Target Retirement 2045 Fund	314,355	3,664,455	2,983,229
Vanguard Target Retirement 2035 Fund	549,099	6,367,592	5,035,242
Vanguard Target Retirement 2025 Fund	562,335	6,464,555	5,184,726
Vanguard Target Retirement 2015 Fund	384,946	4,425,357	3,672,383
Vanguard Target Retirement 2005 Fund	109,205	1,183,683	1,064,752
Vanguard Target Retirement Income Fund	80,458	844,464	769,178
Vanguard Strategic Equity Fund	645,000	12,345,495	7,540,055
Vanguard Total Bond Market Index	28,975	459,202	463,331
Vanguard Extended Market Index	5,279	120,203	131,657
Vanguard Total International Stock Index	11,272	113,103	119,367
Evergreen Institutional Short-term Investment Fund*	1,575,006	1,575,006	1,575,006
Participant Loans outstanding – interest rates ranging from 5.00% – 10.50% with varying maturities*	3,497	—	13,589,105

*	Party-in-interest
**	Includes unallocated shares held in the ESOP Fund as collateral for the promissory notes payable

See accompanying report of independent registered public accounting firm.

DARDEN SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended April 30, 2009

5% series of transactions by security issue described in 29 CFR 2520 [(103-6(c)(i)(iii)]

	Purchases		Sales		Cost of asset	Current value on transaction date	Net gain (loss)
Issuer/description	Number of transactions	Purchase price	Number of transactions	Selling price
Evergreen Institutional Short-term Investment Fund*	13	$38,470,474	—	$—	$38,470,474	$38,470,474	$—
Evergreen Institutional Short-term Investment Fund*	—	—	18	39,388,974	39,388,974	39,388,974	—
Vanguard Institutional Index Fund	129	37,989,182	—	—	37,989,182	37,989,182	—
Vanguard Institutional Index Fund	—	—	293	1,708,800	1,996,833	1,708,800	(288,033)
RiverSource Trust Company Stable Capital Fund II	2,121	34,809,772	—	—	34,809,772	34,809,772	—
RiverSource Trust Company Stable Capital Fund II	—	—	1,288	23,872,413	23,472,992	23,872,413	399,421
Aston/TAMRO Small Cap I	153	24,075,365	—	—	24,075,365	24,075,365	—
Aston/TAMRO Small Cap I	—	—	316	1,438,152	1,585,612	1,438,152	(147,460)
RiverSource Trust Company Equity Index Fund I	269	6,134,521	—	—	6,134,521	6,134,521	—
RiverSource Trust Company Equity Index Fund I	—	—	696	42,069,304	58,790,252	42,069,304	(16,720,948)
T. Rowe Price Small Cap Stock Fund	323	5,852,659	—	—	5,852,659	5,852,659	—
T. Rowe Price Small Cap Stock Fund	—	—	737	27,064,197	36,614,354	27,064,197	(9,550,157)

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

EXHIBITS

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plans Committee (as Plan Fiduciary and administrator of the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.

DARDEN SAVINGS PLAN

	By:	Benefit Plans Committee, as Plan Fiduciary and administrator of the financial aspects of the Darden Savings Plan

Dated: October 26, 2009	By:	/S/ JACK SNOW
Jack Snow, Chairperson Benefit Plans Committee Darden Restaurants, Inc.

EXHIBIT INDEX

Exhibit Number	Title

23	Consent of KPMG LLP, as Independent Registered Public Accounting Firm.